Exhibit 99.1

Himax Technologies, Inc. Appoints The Bank of New York Mellon as New
American Depository Receipt (“ADR”) Bank

TAINAN, Taiwan – May 29, 2012 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced its appointment of The Bank of New York Mellon as the Company’s American Depository Receipt (“ADR”) bank.

Effective today, Himax’s ADR program was officially transferred to The Bank of New York Mellon and the contract will last ten years.  ADR holders may contact the new depositary bank by calling 1-212-815-8161 or by sending an e-mail to anita.sung@bnymellon.com. More information may be found at www.adrbny.com.

About Himax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,200 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

For the Company
Jackie Chang, CFO
Himax Technologies, Inc.
Tel:  886-2-2370-3999 Ext.22300
Fax: 886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel:  886-2-2370-3999 Ext.22320
Fax: 886-2-2314-0877
Email: penny_lin@himax.com.tw
www.himax.com.tw

Investor Relations – US Representative
MZ North America
John Mattio, SVP
Tel: +1-212-301-7130
Email: john.mattio@mzgroup.us
www.mz-ir.com